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POINTS INTERNATIONAL WELCOMES MICROSOFT TO POINTS.COM

TORONTO, (February 15th, 2006) - Points International Ltd. (TSX: PTS; OTCBB:
PTSEF), owner and operator of Points.com, the world's leading reward management portal, is pleased to announce an agreement with Microsoft (NASDAQ:MSFT) for Microsoft(r) Points to join the Points.com portal.

Microsoft Points is a system that enables consumers to store value in their account and then redeem for digital goods or exchange via Points.com. Microsoft Points launched in November 2005 with Xbox Live(r) allowing users to purchase premium content from Xbox Live Marketplace with Microsoft Points.

"Microsoft now joins other leading loyalty programs on Points.com," said Christopher Barnard, President of Points International Ltd. "We are excited about the opportunity this new program presents for the Points.com consumer as well as encouraged by the recognition from Microsoft that Points.com is a great way to add breadth and value to their new program."

By joining with Points.com, Microsoft will be allowing its users to gain access to a broad range of valuable redemption opportunities in areas such as travel and brand named retail goods.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(r) program, Amazon.com, Starbucks, Aeroplan(r), AsiaMiles[TM], Cendant TripRewards(r), Delta SkyMiles(r), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(r) Rewards, and S&H greenpoints.

Website: http://www.points.com


Microsoft, and Xbox Live are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries..



For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com; Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com